UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 17, 2016

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____                                      Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 17, 2016	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For immediate release	May 17, 2016
16-17-TR

Ktunaxa and Teck Sign Historic Impact Management
and Benefits Agreement

Cranbrook, BC: The Ktunaxa Nation Council and Teck Resources Limited (“Teck”) today announced the signing of an Impact Management and Benefits Agreement that will create numerous long-term benefits for the Ktunaxa people and increased certainty around future sustainable mining development in the region.

The agreement relates to production at Teck’s steelmaking coal operations within Ktunaxa ?amak?is (Ktunaxa Nation Territory) in British Columbia’s Elk Valley region. Spanning approximately 40 years and all five operations, it is one of the most comprehensive agreements of its kind in place in Canada and sets out commitments for both parties in the areas of:

•	Consultation and engagement
•	Environment and land stewardship
•	Employment and business opportunities for Ktunaxa citizens
•	Cultural resources management

“As Ktunaxa, our roles as stewards and protectors of the land are vital to who we are,” said Kathryn Teneese, Ktunaxa Nation Council Chair. “This agreement affirms the commitment the Ktunaxa Nation and Teck have to protecting and rehabilitating the environment, providing economic opportunities for Ktunaxa communities and citizens and protecting Ktunaxa culture and language.”

“The strong relationship between the Ktunaxa Nation and Teck is fundamental to continued responsible resource development in the Elk Valley,” said Don Lindsay, President and CEO, Teck. “This agreement reflects our shared focus on ensuring the environment is protected, while also providing sustainable economic opportunities for the people and communities of the region for years to come.”

The agreement will be implemented through three joint working groups with equal representation from the Ktunaxa Nation Council and Teck: an Environmental Working Group, Cultural Working Group and Procurement and Employment Operational Working Group.

For more information about Teck’s steelmaking coal operations, go to: http://www.teck.com/products/steelmaking-coal/

About Ktunaxa Nation
Ktunaxa (pronounced ‘k-too-nah-ha’) people have occupied the lands adjacent to the Kootenay and Columbia Rivers and the Arrow Lakes of British Columbia, Canada for more than 10,000 years. The

Traditional Territory of the Ktunaxa Nation covers approximately 70,000 square kilometres (27,000 square miles) within the Kootenay region of south-eastern British Columbia and historically included parts of Alberta, Montana, Washington and Idaho. Further information on the Ktunaxa Nation can be found at www.ktunaxa.org.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at: www.teck.com.

Media Contacts:
Jesse Nicholas
Communications Manager, Ktunaxa Nation Council
250.489.2464
jnicholas@ktunaxa.org

Chris Stannell
Senior Communications Specialist, Teck
604.699.4368
chris.stannell@teck.com
Nic Milligan
Manager, Community & Aboriginal Affairs, Teck
250 425 3335
Nic.milligan@teck.com